Via Facsimile and U.S. Mail
Mail Stop 6010

      November 23, 2005


Mr. Stephen M. Tuuk
President and Chief Executive Officer
Professionals Direct, Inc.
161 Ottawa Avenue, N.W., Suite 607
Grand Rapids, Michigan   49503


Re:	Professionals Direct, Inc.
	Form 10-K for fiscal year ended
	December 31, 2004
	Filed March 16, 2005
	Schedule 14A
      Filed April 19, 2005
	File No. 001-12449


Dear Mr. Tuuk:

      We have reviewed your October 26, 2005 response to our September 15, 2005 comment letter, and have the following comments.
In our comments, we have asked you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the fiscal year ended December 31, 2004

Schedule 14A filed on April 19, 2005

Management`s Discussion and Analysis, page A-5

Results of Operations, page A-6

Losses and Loss Adjustment Expenses, page A-6

1. Please refer to your response to comment two. You note that the loss ratio was affected by claim frequency, claim severity and by reinsurance. Please provide to us proposed disclosure that addresses these factors and quantifies the effect of each of these factors on the change in the loss ratio discussed. It also seems that some of the reasons for the change cited appear to affect prior year estimates more than current year estimates. While both current year and prior year charges drive the loss ratio for the period, it is not clear why the prior year amount disclosed in note 7 is not as significant as your response seems to indicate that it might be. Please clarify how the actuarial review in particular only appears to significantly impact the current year charges.

Critical Accounting Estimates and Judgments, page A-8

Loss and Loss Adjustment Expense Reserves, page A-8

2. Refer to your response to comment four. Please clarify for us and in your disclosure whether this "case supplement reserve" represents
IBNR. If it does not, please explain to us why the creation of this reserve in excess of your case reserves is appropriate under GAAP.

3. Refer to your response to comment four. You state that a discussion of sensitivity is not practical or meaningful. Please note that the comment only presents a suggested format that is intended to allow investors to better understand the sensitivity of your operations related to the factors that you have identified as key in establishing these reserves. If you do not feel this proposed format is applicable to your business, then please provide us similar disclosure in another format that will allow an investor the desired insights into the sensitivity of these reserves to key factors identified in your letter of October 26, 2005. Also disclose the high and the low estimates generated in using the multiple methodologies described in this revised disclosure.




Ten Year Development Table, page A-9

4. Refer to your response to comment five. Please explain to us why the information included in the proposed disclosure does not agree with the information included in your filing. Further explain to us why the information in either of these tables does not agree with the information provided in your roll forward in note 7.

Consolidated Financial Statements - December 31, 2004

Note 8.  Reinsurance, page A-23

5. Refer to your response to comment six. What is not clear based on your disclosure here and in management`s discussion and analysis is the change in the purpose or needs that caused you to retain less in the current years than in prior years. Please expand your proposed disclosure to provide the reasons for this apparent change in trends or philosophies.

*    *    *    *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.



	Sincerely,



	Jim B. Rosenberg
	Senior Assistant Chief
	Accountant

??

??

??

??

Mr. Stephen M. Tuuk
Professionals Direct, Inc
November 23, 2005
Page 1